
January 19, 2018

Via U.S. Mail
Uri Tadelis
Chief Executive Officer
World Health Energy Holdings, INC.
3000 Island Blvd. #402
Aventura, FL 33160

> **Re:** **World Health Energy Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed June 29, 2017**
> **File No. 0-30256**

Dear Mr. Tadelis:

We issued comments to you on the above captioned filing on October 26, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 2, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction